Exhibit 2

2021 FOURTH QUARTER RESULTS Stock Listing Information Philippine Stock Exchange Ticker: CHP Investor Relations + 632 8849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - December			Fourth Quarter
	2021	2020	% var	2021	2020	% var
Net sales	20,887	19,707	6%	4,578	4,564	0%
Gross profit	7,904	8,092	(2%)	1,404	1,779	(21%)
as % of net sales	37.8%	41.1%	(3.3pp )	30.7%	39.0%	(8.3pp )
Operating earnings before other expenses, net	1,925	1,808	7%	77	315	(76%)
as % of net sales	9.2%	9.2%	0.0pp	1.7%	6.9%	(5.2pp )
Controlling Interest Net Income (Loss)	726	985	(26%)	(172)	227	N/A
Operating EBITDA	3,862	4,172	(7%)	522	891	(41%)
as % of net sales	18.5%	21.2%	(2.7pp )	11.4%	19.5%	(8.1pp )
Free cash flow after maintenance capital expenditures	3,237	2,916	11%	(195)	949	N/A
Free cash flow	984	(335)	N/A	(753)	29	N/A
Net debt[1]	4,943	6,714	(26%)	4,943	6,714	(26%)
Total debt[1]	10,755	12,853	(16%)	10,755	12,853	(16%)
Earnings per share[2]	0.05	0.08	(38%)	(0.01)	0.02	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales increased by 6% year-over-year in 2021 due to higher volume, supported by the easing of quarantine restrictions on our industry. Net sales for the fourth quarter were flat resulting mainly from disruptions due to Typhoon Odette.

Cost of sales was 62% of sales for 2021, compared with 59% for 2020, primarily due to the use of more expensive purchased clinker3 and higher power cost.

Cost of sales for the fourth quarter reflected the use of purchased clinker, APO Plant shutdown expenses4, and higher coal prices.

Total fuel cost was 1% lower year-over-year for 2021, mainly due to the use of purchased clinker, and higher use of secondary fuels.

Total power cost increased by 18% year-over-year for 2021 due to higher production volume, increased electricity rates, and a rebate from the wholesale electricity spot market received in the prior year.

Operating expenses, as a percentage of sales, were 29% for 2021, compared with 32% for 2020.

Distribution expenses were 15% of sales for 2021, a decrease of 3 pp year-over-year. This was driven primarily by lower delivered volumes and efficiency initiatives.

Selling and administrative expenses was flat at 14% for 2021.

Operating EBITDA for 2021 decreased by 7% year-over-year, mainly due to higher cost of sales and lower volume during the fourth quarter.

Operating EBITDA margin was 18% for 2021, compared with 21% for 2020.

Controlling interest net income was around PHP 726 million for 2021 mainly due to foreign exchange losses.

Financial expenses decreased by 56% year-over-year for 2021, reflecting lower debt levels and reduced interest rates.

Foreign exchange losses were primarily a result of the declining Philippine Peso to U.S. Dollar exchange rate.

2021 income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021.

Total debt declined 16% year-over-year, and stood at PHP 10,755 million at the end of December 2021, of which PHP 8,947 million pertained to debt owed to BDO Unibank, Inc. (the “BDO Loan Facility”).

[3]	Purchased additional clinker on a one-off basis to support production requirements; consumed all our inventory of purchased clinker in fourth quarter 2021.
[4]	APO Cement Plant executed scheduled major kiln shutdown works towards the end of third quarter 2021.

2021 Fourth Quarter Results	Page 2

Operating results

	January - December	Fourth Quarter	Fourth Quarter 2021
Domestic Gray Cement	2021 vs. 2020	2021 vs. 2020	vs. Third Quarter 2021
Volume	7%	(2%)	(16%)
Price in PHP	(2%)	3%	1%

Our domestic cement volumes during the quarter decreased by 2% year-over-year mainly due to adverse weather conditions, including Typhoon Odette1.

Typhoon Odette struck the central and southern part of the Philippines in mid-December and disrupted our operations in Cebu.

As a result, the national government declared a state of calamity in 6 regions2.

The category 5 typhoon is estimated to be one of the costliest3 typhoons in Philippine history.

While APO Cement experienced property damage due to Typhoon Odette, major plant equipment did not sustain damage. APO Plant was operational after the typhoon, but volumes were impacted due to recovery efforts and infrastructure damage.

Conditions improved in January, as key infrastructure was gradually restored.

For 2021, our domestic cement volumes increased by 7%, supported by the easing of quarantine restrictions on our industry.

Our domestic cement prices were 3% higher year-over-year during the fourth quarter due to price adjustments implemented during the year.

The decline in prices for 2021 is due to product mix with a higher proportion of customer pick-up sales.

Net of freight charges, our domestic cement prices were flat in 2021 versus 2020.

[1]	International name: Rai
[2]	Mimaropa (Region 4-B), Western Visayas (Region 6), Central Visayas (Region 7), Eastern Visayas (Region 8), Northern Mindanao (Region 10), and Caraga (Region 13)
[3]	Based on estimates by the National Disaster Risk Reduction and Management Council (NDRRMC)

2021 Fourth Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - December			Fourth Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income, net	1,925	1,808	7%	77	315	(76%)
+ Depreciation and operating amortization	1,936	2,364		445	575

Operating EBITDA	3,862	4,172	(7%)	522	891	(41%)
- Net financial expenses	275	626		80	(81)
- Maintenance capital expenditures	465	274		301	108
- Change in working capital	(370)	(93)		236	(224)
- Income taxes paid	258	418		74	112
- Other cash items (net)	(2)	30		25	26

Free cash flow after maintenance capital expenditures	3,237	2,916	11%	(195)	949	N/A
- Strategic capital expenditures	2,253	3,251		558	919

Free cash flow	984	(335)	N/A	(753)	29	N/A

In millions of Philippine Pesos

Debt Information

	Fourth Quarter		Third Quarter
	2021	2020	% var	2021
Total debt(1)(2)	10,755	12,853	(16%)	10,718
Short term	35%	6%		25%
Long term	65%	94%		75%

Cash and cash equivalents	5,812	6,139	(5%)	6,355

Net debt	4,943	6,714	(26%)	4,363

Leverage Ratio(3)	2.79	3.08		2.53
Coverage Ratio(3)	7.20	5.95		7.54

	Fourth Quarter
	2021	2020
Currency denomination
U.S. dollar	3%	4%
Philippine peso	97%	96%

Interest rate
Fixed	67%	58%
Variable	33%	42%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
(3)	Based on BDO Loan Facility financial covenants

2021 Fourth Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December			Fourth Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	20,886,573	19,706,682	6%	4,578,118	4,564,378	0%
Cost of sales	(12,982,087)	(11,614,953)	(12%)	(3,173,871)	(2,785,612)	(14%)

Gross profit	7,904,486	8,091,729	(2%)	1,404,247	1,778,766	(21%)
Selling and Administrative Expenses	(2,870,189)	(2,782,058)	(3%)	(678,063)	(650,158)	(4%)
Distribution expenses	(3,109,135)	(3,502,053)	11%	(649,337)	(813,158)	20%

Operating earnings before other expenses, net	1,925,162	1,807,618	7%	76,847	315,450	(76%)
Other income (expenses), net	1,947	(30,310)	N/A	(25,334)	(26,001)	3%

Operating earnings (loss)	1,927,109	1,777,308	8%	51,513	289,449	(82%)
Financial and other financial expenses, net	(274,653)	(626,420)	56%	(80,021)	80,803	N/A
Foreign exchange gain (loss), net	(437,485)	170,224	N/A	9,560	37,215	(74%)

Net income (loss) before income taxes	1,214,971	1,321,112	(8%)	(18,948)	407,467	N/A
Income tax benefit (expenses)	(489,468)	(336,018)	(46%)	(152,766)	(180,505)	15%

Consolidated net income (loss)	725,503	985,094	(26%)	(171,714)	226,962	N/A
Non-controlling interest net income (loss)	24	20	20%	5	4	25%

Controlling Interest net income (loss)	725,527	985,114	(26%)	(171,709)	226,966	N/A

Operating EBITDA	3,861,605	4,171,707	(7%)	521,840	890,553	(41%)
Earnings per share	0.05	0.08	(38%)	(0.01)	0.02	N/A

	as of December 31
BALANCE SHEET	2021	2020	% Var
Total Assets	64,387,766	63,760,347	1%
Cash and Temporary Investments	5,811,635	6,139,411	(5%)
Derivative Asset	12,540	24,039	(48%)
Trade Accounts Receivables	696,868	700,162	(0%)
Other Receivables	66,522	47,512	40%
Insurance Claims and Premium Receivables	91,798	87,569	5%
Inventories	3,099,092	2,349,966	32%
Assets Held for Sale	0	0
Other Current Assets	2,209,600	1,825,209	21%
Current Assets	11,988,055	11,173,868	7%
Fixed Assets	22,788,019	21,699,377	5%
Investments in an Associate and Other Investments	14,097	14,097	0%
Other Assets and Noncurrent Accounts Receivables	436,240	782,399	(44%)
Advances to Contractors	454,805	1,142,685	(60%)
Derivative asset - LT	17,910	0
Deferred Income Taxes - net	828,946	1,088,227	(24%)
Goodwill	27,859,694	27,859,694	0%
Other Assets	29,611,692	30,887,102	(4%)

Total Liabilities	20,180,841	20,849,759	(3%)
Current Liabilities	12,695,504	8,169,894	55%
Long-Term Liabilities	5,515,700	10,566,642	(48%)
Deferred Tax Liability	1,445	853	69%
Other Liabilities	1,968,192	2,112,370	(7%)

Consolidated Stockholders’ Equity	44,206,925	42,910,588	3%
Non-controlling Interest	125	150	(17%)
Stockholders’ Equity Attributable to Controlling Interest	44,206,800	42,910,438	3%

2021 Fourth Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - December			Fourth Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	423,141	398,160	6%	90,474	94,773	(5%)
Cost of sales	(263,004)	(234,672)	(12%)	(62,723)	(57,840)	(8%)

Gross profit	160,137	163,488	(2%)	27,751	36,933	(25%)
Selling and Administrative Expenses	(58,147)	(56,210)	(3%)	(13,400)	(13,500)	1%
Distribution expenses	(62,988)	(70,757)	11%	(12,832)	(16,884)	24%

Operating earnings before other expenses, net	39,002	36,521	7%	1,519	6,549	(77%)
Other income (expenses), net	39	(612)	N/A	(501)	(540)	7%

Operating earnings (loss)	39,041	35,909	9%	1,018	6,009	(83%)
Financial and other financial expenses, net	(5,564)	(12,656)	56%	(1,581)	1,678	N/A
Foreign exchange gain (loss), net	(8,863)	3,439	N/A	189	773	(76%)

Net income (loss) before income taxes	24,614	26,692	(8%)	(374)	8,460	N/A
Income tax benefit (expenses)	(9,916)	(6,789)	(46%)	(3,019)	(3,748)	19%

Consolidated net income (loss)	14,698	19,903	(26%)	(3,393)	4,712	N/A
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	14,698	19,903	(26%)	(3,393)	4,712	N/A

Operating EBITDA	78,232	84,286	(7%)	10,313	18,491	(44%)

	as of December 31
BALANCE SHEET	2021	2020	% Var
Total Assets	1,262,529	1,327,705	(5%)
Cash and Temporary Investments	113,956	127,843	(11%)
Derivative Asset	246	501	(51%)
Trade Accounts Receivables	13,664	14,580	(6%)
Other Receivables	1,304	989	32%
Insurance Claims and Premium Receivables	1,800	1,823	(1%)
Inventories	60,768	48,934	24%
Assets Held for Sale	0	0
Other Current Assets	43,326	38,007	14%
Current Assets	235,064	232,677	1%
Fixed Assets	446,833	451,854	(1%)
Investments in an Associate and Other Investments	276	294	(6%)
Other Assets and Noncurrent Accounts Receivables	8,554	16,292	(47%)
Advances to Contractors	8,918	23,795	(63%)
Derivative asset - LT	351	0
Deferred Income Taxes - net	16,254	22,661	(28%)
Goodwill	546,279	580,132	(6%)
Other Assets	580,632	643,174	(10%)

Total Liabilities	395,710	434,163	(9%)
Current Liabilities	248,936	170,125	46%
Long-Term Liabilities	108,153	220,033	(51%)
Deferred Tax Liability	28	18	56%
Other Liabilities	38,593	43,987	(12%)

Consolidated Stockholders’ Equity	866,819	893,542	(3%)
Non-controlling Interest	2	3	(33%)
Stockholders’ Equity Attributable to Controlling Interest	866,817	893,539	(3%)

2021 Fourth Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2021 and 2020 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2021 has been converted at the end of period exchange rate of 51.00 Philippine pesos per US dollar while the consolidated income statement for the whole year period ended December 31, 2021 has been converted at the January to December 2021 average exchange rate of 49.36 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended December 31, 2021 has been converted at the October to December 2021 average exchange rate of 50.60 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures are investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - December		Fourth Quarter		January - December
	2021	2020	2021	2020	2021	2020
Exchange Rates	average	average	average	average	End of period	End of period
Philippine peso	49.36	49.49	50.60	48.16	51.00	48.02

Amounts provided in units of local currency per US dollar

2021 Fourth Quarter Results	Page 7

Disclaimer

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX Holdings Philippines, Inc.’s (“CHP”) current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries (together, the “CHP Group”), include, but are not limited to, the cyclical activity of the construction sector; the CHP Group’s exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; general political, social, economic, health and business conditions in the markets in which the CHP Group operates or that affect its operations, including any nationalization or privatization of any assets or operations; competition in the markets in which the CHP Group offers its products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior notes and CEMEX’s other debt instruments; the CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CHP Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; loss of reputation of the CHP Group’s brands; the CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; the CHP Group’s ability to achieve cost-savings with its cost-reduction initiatives and implement the CHP Group’s pricing initiatives for the CHP Group’s products; the increasing reliance on information technology infrastructure for the CHP Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CHP Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CHP Group’s business. The information contained in this report is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for products sold or distributed by the CHP Group.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2021 Fourth Quarter Results	Page 8